UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 11, 2023

(Date of Report (Date of earliest event reported))

EMO CAPITAL, CORP.

(Exact name of registrant as specified in its charter)

Nevada	93-2327059
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

10409 Pacific Palisades Ave, Las Vegas, NV	89144
(Address of principal executive offices)	(ZIP Code)

(661) 519-5708

(Registrant's telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

On December 8, 2023, Emo Captial, Corp. (the "Company") entered into a "Research & Development Joint Venture Agreement" for cannabis strain breeding with The American Green Cross, Inc., a California entity (referred to as "Green"). This agreement marks a significant strategic collaboration between the two entities for advancing research and development initiatives in the field of cannabis strain breeding. This collaboration aligns with Company's commitment to fostering innovation and expanding its presence within the cannabis industry. The agreement's duration extends initially for three years from the Commencement Date, with automatic annual renewals thereafter. As an extra compensation for Green's provision of space and relevant license, a total of 120,000,000 common shares will be issued and distributed to Green's controlling person in three installments over the next three years.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emo Capital, Corp.

By:	/s/ J. Adam Guo
Name:	J. Adam Guo
Title:	President, CEO & CFO
Date:	December 12, 2023